KW 3/11

15048015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly	IA	50677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Dunning — 608-665-7546
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nanette L. Strennen, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2014 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial Operations Principal
Title

MARY ELLEN TENNIS NOTARY PUBLIC STATE OF WISCONSIN

Subscribed and sworn to before me this 23 day of February, 2015.

Notary Public

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
( )	(n)	Exemption Report Persuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm theron. (Filed Separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
CUNA Brokerage Services, Inc.
Waverly, Iowa

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc., a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly owned by CMFG Life Insurance Company, which is wholly-owned by CUNA Mutual Financial Group, Inc., which is wholly-owned by CUNA Mutual Holding Company, (the "Company") as of December 31, 2014, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CUNA Brokerage Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 20, 2015

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	2,114,509
Accrued investment income		144,450
Receivable for commissions		3,676,588
Receivables-other		1,289,293
Federal income taxes recoverable from affiliate		719,906
State income tax recoverable from affiliate		93,481
Debt securities, at fair value		20,453,077
Deferred tax asset		437,910
Deposits with clearing organizations		105,000
Other assets		48,957
Total assets	$	29,083,171
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and accounts payable to affiliates	$	2,539,884
Other commissions and accounts payable		4,042,369
Deferred income		809,212
Other liabilities		134,592
Total liabilities		7,526,057
Stockholder's equity:		
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding		229,500
Additional paid in capital		8,000,000
Retained earnings		13,327,614
Total stockholder's equity		21,557,114
Total liabilities and stockholder's equity	$	29,083,171

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2014

Revenues:		
Brokered commissions	$	94,298,787
Fees		19,547,673
Wholesaling commissions		4,427,802
Total commissions and fees		118,274,262
Net investment income		226,730
Net unrealized investment gains		237,411
Other		316,118
Total revenues		119,054,521
Expenses:		
Commissions, compensation and benefits		110,654,896
Administrative expenses		13,195,429
Clearing-transaction fees		622,544
Total expenses		124,472,869
Loss before income taxes		(5,418,348)
Income tax benefit		(1,980,864)
Net loss	$	(3,437,484)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common stock		Additional	Retained	Total Stockholder's
	Shares	Amount	paid in capital	Earnings	Equity
Balance at January 1, 2014	765	$ 229,500	$ -	$ 16,765,098	$ 16,994,598
Net loss	-	-	-	(3,437,484)	(3,437,484)
Capital contribution from parent	-	-	8,000,000	-	8,000,000
Balance at December 31, 2014	765	$ 229,500	$ 8,000,000	$ 13,327,614	$ 21,557,114

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(3,437,484)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized investment gains		(237,411)
Amortization of bond premium and discount		10,844
Deferred income tax expense		128,334
Changes in assets and liabilities:		
Purchase of debt securities		(20,226,510)
Accrued investment income		(144,450)
Receivable for commissions		961,878
Receivables-other		(217,570)
Other assets		(48,957)
Commissions and accounts payable to affiliates		(851,086)
Other commissions and accounts payable		3,862,130
Deferred income		(544,170)
Federal income taxes recoverable from affiliate		(673,712)
State income tax recoverable from affiliate		(81,451)
Other liabilities		86,055
Net cash used in operating activities		(21,413,560)
Cash flows from financing activities:		
Capital contribution from parent		8,000,000
Net cash provided by financing activities		8,000,000
Net decrease in cash and cash equivalents		(13,413,560)
Cash and cash equivalents, beginning of year		15,528,069
Cash and cash equivalents, end of year	$	2,114,509
Supplemental disclosure of cash flow information:		
Cash paid (received) during the year for income taxes	$	(1,436,481)

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium variable life insurance, individual bonds and stocks, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Debt securities—Investments in debt securities are carried at fair value with unrealized holding gains and losses included in net income. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Cash and Cash Equivalents—Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from the mutual fund families based on a percentage of the customers' assets under management and commissions due for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Brokered Commission Revenue—Brokered commission revenue relates to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life. The Company generates two types of commission revenue: front-end sales commission that is recognized as revenue on a trade-date basis, as well as trailing commission which is recognized as revenue when earned based on a percentage of the customers' assets under management.

Fee Revenue—Fee revenue mainly consists of managed account program fees for advisory services and 12b-1 fees (distribution fees). Managed account fees are based on a percent of assets under management

and are generally received quarterly and recognized ratably over the quarter. Payments for 12b-1 fees are based on assets under management and are recorded as revenue when earned.

Wholesaling Commission Revenue—Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percent of deposits and are recorded on an accrual basis. Marketing support fees are based on sales or assets under management and are estimated and accrued monthly.

Commission Expense—Commission expense related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life, are recorded on an accrual basis and are included in commissions and other compensation in the statement of income (loss).

Contracted Services from Affiliate—Contracted services relate to expenses such as administrative, operations, other support, and infrastructure costs paid mainly by CMFG Life. The Company reimburses CMFG Life for these allocated expenses.

Clearing—Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic No. 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include investment valuations, receivables for trailing commissions and other revenue. Actual results could differ from those estimates.

Accounting Standards Updates Pending Adoption

In May 2014, the Financial Accounting Standards Board ("FASB") issued a comprehensive new revenue recognition standard, ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). It must be applied retrospectively beginning in 2017 and early adoption is not permitted. The new standard will supersede nearly all existing revenue recognition guidance by establishing a five step, principles-based process; however, it will not impact the accounting for insurance contracts, leases, financial instruments, and guarantees. For those contracts that are impacted by the new guidance, ASU 2014-09 will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is currently evaluating the impact of ASU 2014-09 on its financial statements.

Note 3: Investments

The amortized cost and estimated fair values of debt securities at December 31, 2014 are as follows:

		Amortized Cost		Estimated Fair Value
Domestic corporate securities	$	17,144,972	$	17,376,527
Foreign corporate securities		3,070,694		3,076,550
Total debt securities	$	20,215,666	$	20,453,077

The amortized cost and estimated fair values of investments in debt securities at December 31, 2014, by contractual maturity, are shown below.

		Amortized Cost		Estimated Fair Value
Due after one year through five years	$	3,010,092	$	2,991,984
Due after five years through ten years		17,205,574		17,461,093
Total debt securities	$	20,215,666	$	20,453,077

Note 4: Fair Value

The Company uses fair value measurement to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs, reflecting the Company's estimates of the assumptions market participants would use in valuing financial assets, are developed based on the best information available in the circumstances. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment. In situations where the fair value is based on inputs that are unobservable in the market or on inputs from inactive markets, the determination of fair value requires more judgment and is subject to the risk of variability. The degree of judgment exercised by the Company in determining fair value is typically greatest for investments categorized in Level 3. Transfers in and out of level categorizations are reported as having occurred at the end of the quarter in which the transfer occurred.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2014.

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2014.

Assets, at Fair Value	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents[1]	$ 1,980,698	$ -	$ -	$ 1,980,698
Debt securities				
Domestic corporate securities	-	17,376,527	-	17,376,527
Foreign corporate securities	-	3,076,550	-	3,076,550
Total debt securities	-	20,453,077	-	20,453,077
Total assets	$ 1,980,698	$ 20,453,077	$ -	$ 22,433,775

[1]Excludes cash of $133,811 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices and matrix pricing or similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. A summary of valuation techniques for classes of financial assets by fair value hierarchy level are as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

Cash: The carrying amount of $133,811 approximates its fair value due to its short term nature.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2014 is as follows:

		2014
Current tax expense (benefit):		
Federal	$	(2,110,193)
State		995
Total current income tax (benefit)		(2,109,198)
Deferred income tax expense (benefit):		
Federal		280,868
State		(152,534)
Total deferred income tax expense		128,334
Total income tax benefit	$	(1,980,864)

Federal income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense primarily due to the deduction of state income taxes for federal purposes.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of December 31, 2014 is primarily due to recognition of deferred income and state operating loss carryforwards.

The Company has determined that no uncertain tax positions exist as of December 31, 2014. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2014. Management does not anticipate a material change to the Company's uncertain tax positions during 2015. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2008.

As of December 31, 2014, the Company had state operating loss carryforwards of $2,057,707 with a related tax benefit of $106,922. These carryforwards expire in various years through 2034. The Company did not have any federal capital loss, operating loss or credit carryforwards.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2014, the Company had net capital under Rule 15c3-1 of $16,219,731 which was $15,717,994 in excess of its required net capital of $501,737, and the Company's ratio of aggregate indebtedness to net capital, as defined, was .46 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations, other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2014 were reported as follows on the accompanying statement of income (loss).

		2014
Commissions and compensation to affiliates	$	110,654,896
Administrative expenses		13,195,429
Total related-party expenses	$	123,850,325

Commissions and accounts payable to affiliates were netted against accounts receivable from affiliates for presentation on the statement of financial condition.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and related expenses.

Commission income received by the Company from CMFG Life and MEMBERS Life Insurance Company ("MLIC"), affiliated entities, for brokering proprietary products of CMFG Life and MLIC was $4,273,745 and $10,852,725, respectively, for the year ended December 31, 2014.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA"), as its investment advisor. The Company recorded MCA investment management fees totaling $16,214 in 2014.

The Company received a capital contribution of $8,000,000 from CMIC in 2014 which was recorded as additional paid in capital.

Related party balances are generally settled monthly.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2014, the Company has recorded a liability of $55,059 to cover deficit balances of customers who were introduced to the Company's clearing agent in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matters—In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Deferred Income

CBSI sells variable annuities on behalf of an unrelated insurer. The Company receives bonus commission payments as part of this service. The bonus is subject to refund based on future production and is recorded as deferred income in the statement of financial condition. The bonus is recognized as revenue when variable annuity sales exceed established thresholds, and therefore no longer subject to the refund. Amounts received, deferred and recognized for 2014 are as follows:

	Total Bonus Commission Payments Received	Deferred Income Related to Bonus Commission Payments
Total, January 1, 2014	$ 1,000,000	$ 480,000
Bonus commission payments recognized as revenue in 2014	-	(232,000)
Total, December 31, 2014	$ 1,000,000	$ 248,000

CBSI brokers an institutional variable universal life product for an unrelated carrier. While the Company generally records front-end sales commissions as revenue on a trade-date basis, commissions received associated with this carrier and product have been deferred until the expiration of the underlying chargeback period. For this carrier, brokered commissions revenue of $561,212 have been deferred in anticipation of additional chargebacks and have been included within deferred income in the statement of financial condition as of December 31, 2014. The Company recognized $312,170 of revenue in 2014 that had previously been deferred.

Note 10: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2014

Stockholder's equity	$	21,557,114
Deductions:		
Nonallowable assets		3,894,011
Haircut on securities		1,443,372
Net capital		16,219,731
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		2,539,884
Other commissions and accounts payable		4,042,369
Deferred income		809,212
Other liabilities		134,592
Total aggregate indebtedness		7,526,057
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		501,737
Net capital in excess of requirement	$	15,717,994
Ratio of aggregate indebtedness to net capital		.46 to 1

There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 26, 2015.

CUNA Brokerage Services, Inc.

Exemption Report
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2014

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.